Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-178960

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Capped Index Knock-Out Notes linked to the S&P MidCap 400® Index due December 31, 2012	$2,730,000.00	$312.86
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 11, 2012 and Product Supplement dated May 21, 2012)

UBS AG $2,730,000 Capped Index Knock-Out Notes

Linked to the S&P MidCap 400® Index due December 31, 2012

Investment Description

UBS AG Capped Index Knock-Out Notes (the “Notes”) are unsubordinated and unsecured debt securities issued by UBS AG (“UBS” or the “Issuer”) linked to the performance of the S&P MidCap 400® Index (the “underlying index”). The amount you receive at maturity is based on the return of the underlying index and on whether the closing level is below the initial level by more than the knock-out buffer amount on any trading day during the monitoring period (a “knock-out event”). If the closing level is not below the initial level by more than the knock-out buffer amount on any trading day during the monitoring period, you will receive, at maturity, a return on your investment equal to the greater of the 2.45% contingent minimum return and the index return up to a predetermined maximum return of 2.45%. If the closing level is below the initial level by more than the knock-out buffer amount on any trading day during the monitoring period, you will receive, at maturity, a return on your investment equal to the lesser of the index return and the maximum return. In such case, your Notes will be fully exposed to the decline in the level of the underlying index, and you may lose some or all of your investment. You will not receive interest during the term of the Notes. Investing in the Notes involves significant risks. You may lose some or all of your principal amount. The contingent minimum return feature applies only if you hold the Notes to maturity. Any payment on the Notes is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Notes and you could lose your entire principal amount.

Features
☐	Contingent Minimum Return With Participation in the Positive Performance of the Underlying Index Up to the Maximum Return: At maturity, UBS will pay you the principal amount of the Notes plus a minimum return of 2.45% as long as a knock-out event does not occur during the monitoring period. The Notes provide for the participation in any positive performance of the underlying index above the 2.45% contingent minimum return up to a maximum return of 2.45%. If a knock-out event occurs during the monitoring period, you will be fully exposed to the negative performance of the underlying index.
☐	Contingent Repayment of Principal: The contingent minimum return feature also provides for the contingent repayment of your principal at maturity. If you hold the Notes to maturity and a knock-out event does not occur during the monitoring period, UBS will pay you at least your principal amount plus the contingent minimum return. If a knock-out event does occur, your investment will be fully exposed to any negative index return and, in that case, UBS will pay less than your principal amount, if anything, resulting in a loss proportionate to the negative index return. The contingent repayment of principal applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates

Trade Date	July 13, 2012
Settlement Date	July 18, 2012
Observation Date*	December 26, 2012
Maturity Date*	December 31, 2012
*	Subject to postponement in the event of a market disruption event as described in the Capped Index Knock-Out Notes product supplement.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING INDEX. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS'' BEGINNING ON PAGE 8 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-15 OF THE CAPPED INDEX KNOCK-OUT NOTES PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offering

We are offering Capped Index Knock-Out Notes linked to the S&P MidCap 400® Index. The return on the Notes is subject to, and will not exceed, the predetermined maximum return.

Underlying Index	Contingent Minimum Return	Maximum Return	Maximum Payment at Maturity per Note	Initial Level	Knock-Out Buffer Amount	CUSIP	ISIN
S&P MidCap 400® Index	2.45%	2.45%	$1,024.50	942.68	20%	902674LC2	US902674LC21

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms specified in the Capped Index Knock-Out Notes product supplement relating to the Notes, dated May 21, 2012, the accompanying prospectus and this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the product supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount(1)(2)	Proceeds to UBS AG
Per Note	$1,000.00	$3.50	$996.50
Total	$2,730,000.00	$9,555.00	$2,720,445.00
(1)	Certain fiduciary accounts will pay a purchase price of $996.50 per $1,000.00 principal amount of the Notes, and the placement agents, with respect to sales made to such accounts, will forgo any fees.
(2)	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates, acting as placement agents for the Notes, will receive a fee from the Issuer of $3.50 per $1,000.00 principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.

J.P. Morgan Securities LLC	UBS Investment Bank

Pricing Supplement dated July 13, 2012

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes and an index supplement for various securities we may offer, including the Notes), with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the Capped Index Knock-Out Notes product supplement if you so request by calling toll-free 877-387-2275.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Product supplement for Capped Index Knock-Out Notes dated May 21, 2012: http://www.sec.gov/Archives/edgar/data/1114446/000139340112000071/c309251_690701-424b2.htm
♦	Index Supplement dated January 24, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512021889/d287369d424b2.htm

♦	Prospectus dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this pricing supplement, “Notes” refer to the Capped Index Knock-Out Notes that are offered hereby, unless the context otherwise requires. Also, references to the “Capped Index Knock-Out Notes product supplement” mean the UBS product supplement, dated May 21, 2012, references to the “index supplement” mean the UBS index supplement, dated January 24, 2012 and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012.

This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 8 and in “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
♦	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as the underlying index or its constituents.
♦	You believe the underlying index will appreciate over the term of the Notes and that the appreciation is unlikely to exceed an amount equal to the maximum return of 2.45%.
♦	You understand and accept that your potential return is limited to the maximum return and you are willing to invest in the Notes based on the maximum return of 2.45%.
♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the underlying index.
♦	You do not seek current income from your investment.
♦	You are willing to hold the Notes to maturity, a term of approximately 6 months, and accept that there may be little or no secondary market for the Notes.
♦	You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
♦	You require an investment designed to guarantee a full return of principal at maturity.
♦	You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that may have the same downside market risk as the underlying index or its constituents.
♦	You believe that the level of the underlying index will decline during the term of the Notes and a knock-out event is likely to occur during the monitoring period, or you believe the underlying index will appreciate over the term of the Notes by more than the maximum return of 2.45%.
♦	You seek an investment that has unlimited return potential without a cap on appreciation.
♦	You are unwilling to invest in the Notes based on the maximum return of 2.45%.
♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the underlying index.
♦	You seek current income from this investment.
♦	You are unable or unwilling to hold the Notes to maturity, a term of approximately 6 months, or you seek an investment for which there will be an active secondary market.
♦	You are not willing to assume the credit risk of UBS for all payments under the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 8 of this pricing supplement for risks related to an investment in the Notes.

Final Terms

Issuer	UBS AG, London Branch
Principal Amount	$1,000 per Note
Term	Approximately 6 months.
Underlying Index	S&P MidCap 400® Index
Contingent Minimum Return	2.45%
Maximum Return	2.45%.
Knock-Out Event	A knock-out event occurs if, on any trading day during the monitoring period, the underlying index closing level is less than the initial level by more than the knock-out buffer amount.
Payment at Maturity (per Note)	If a knock-out event does not occur, you will receive a cash payment per Note equal to:
t if the index return is less than or equal to the contingent minimum return:
$1,000 + ($1,000 × Contingent Minimum Return)
t if the index return is greater than the contingent minimum return but less than the maximum return:
$1,000 + ($1,000 × Index Return)
t if the index return is equal to or greater than the maximum return:
$1,000 + ($1,000 × Maximum Return).
If a knock-out event does occur, you will receive a cash payment per Note equal to:
$1,000 + ($1,000 × the lesser of: (a) the Index Return and (b) the Maximum Return)
If a knock-out event occurs, the contingent return feature is lost, and you will be fully exposed to any decline in the final level as compared to the initial level. As a result, you may lose some or all of your initial investment at maturity.
Index Return	Final Level — Initial Level Initial Level
Initial Level	942.68, which is the closing level of the underlying index on the trade date, as determined by the calculation agent.
Final Level	The closing level of the underlying index on the observation date, as determined by the calculation agent.
Closing Level	The official closing level of the underlying index, or any successor underlier, published by the index sponsor on a trading day.
Knock-Out Buffer Amount	20%
Monitoring Period	The period starting on the trade date and ending on, and including, the observation date.

Determining Payment at Maturity

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF UBS WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Hypothetical Examples of How the Notes Might Perform at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	Approximately 6 months
Principal Amount:	$1,000 per Note
Initial Level:	942.68
Knock-Out Buffer Amount:	20%
Contingent Minimum Return:	2.45%
Maximum Return:	2.45%
*	The examples are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Scenario #1:   A Knock-Out Event Does Not Occur during the Monitoring Period.

In this scenario, the hypothetical Notes provide a minimum return equal to the contingent minimum return of 2.45% and participation in any positive index return in excess of the contingent minimum return up to the maximum return of 2.45%.

Example 1:  The Final Level is 1272.62 (an Index Return of 35%).

Because the index return of 35% is greater than the maximum return of 2.45%, the investor would receive at maturity the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by (ii) the maximum return.

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × maximum return) =
$1,000 + ($1,000 × 2.45%)
= $1,024.50

Investor would receive $1,024.50 at maturity for each Note for a total return on the Notes equal to the maximum return of 2.45%.

Example 2:  The Final Level is 848.41 (an Index Return of -10%).

Because the index return of -10% is less than the contingent minimum return of 2.45%, the investor would receive at maturity the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by (ii) the contingent minimum return.

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × contingent minimum return) =
$1,000 + ($1,000 × 2.45%)
= $1,024.50

Investor would receive $1,024.50 at maturity for each Note for a total return on the Notes equal to the contingent minimum return of 2.45%.

Scenario #2:   A Knock-Out Event Occurs During the Monitoring Period.

In this scenario, the contingent minimum return feature of the hypothetical Notes is lost, and your principal is fully exposed to any negative index return.

Example 1:  The Final Level is 1272.62 (an Index Return of 35%).

Because the index return of 35% is greater than the maximum return of 2.45%, at maturity, the investor will receive the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by the (ii) maximum return.

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × maximum return) =
$1,000 + ($1,000 × 2.45%)
= $1,024.50

Investor would receive $1,024.50 at maturity for each Note for a total return on the Notes equal to the maximum return of 2.45%.

Example 2:  The Final Level is 952.11 (an Index Return of 1%).

Because the index return of 1% is less than the maximum return of 2.45%, at maturity, the investor will receive the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by the (ii) index return:

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × index return) =
$1,000 + ($1,000 × 1%)
= $1,010.00

Investor would receive $1,010.00 at maturity for each Note for a total return on the Notes equal to 1% (the index return).

Example 3:  The Final Level is 801.28 (an Index Return of -15%).

Because the index return of -15% is less than the maximum return of 2.45%, at maturity, the investor will receive the principal amount of each Note reduced by the product of (i) the principal amount multiplied by the (ii) index return:

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × index return) =
$1,000 + ($1,000 × -15%)
= $850.00

Investor would receive $850.00 at maturity for each Note for a loss on the Notes equal to -15% (the index return).

Example 4:  The Final Level is 471.34 (an Index Return of -50%).

Because the index return of -50% is less than the maximum return of 2.45%, at maturity, the investor will receive the principal amount of each Note reduced by the product of (i) the principal amount multiplied by the (ii) index return:

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × index return) =
$1,000 + ($1,000 × -50%)
= $500.00

Investor would receive $500.00 at maturity for each Note, for a loss on the Notes equal to -50% (the index return).

Accordingly, if a knock-out event occurs, you may lose some or all of your principal amount.

Hypothetical Return Table of the Notes at Maturity

The hypothetical return table below is based on the following assumptions*:

Term:	Approximately 6 months
Principal Amount:	$1,000 per Note
Initial Level:	942.68
Knock-Out Buffer Amount:	20%
Contingent Minimum Return:	2.45%
Maximum Return:	2.45%
*	The examples are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Underlying Index		Knock-Out Event Does Not Occur		Knock-Out Event Occurs
Final Level	Index Return(1)	Payment at Maturity of the Notes	Total Return on the Notes	Payment at Maturity of the Notes	Total Return on the Notes
1414.02	50.00%	$1,024.50	2.45%	$1,024.50	2.45%
1366.89	45.00%	$1,024.50	2.45%	$1,024.50	2.45%
1319.75	40.00%	$1,024.50	2.45%	$1,024.50	2.45%
1272.62	35.00%	$1,024.50	2.45%	$1,024.50	2.45%
1225.48	30.00%	$1,024.50	2.45%	$1,024.50	2.45%
1178.35	25.00%	$1,024.50	2.45%	$1,024.50	2.45%
1131.22	20.00%	$1,024.50	2.45%	$1,024.50	2.45%
1084.08	15.00%	$1,024.50	2.45%	$1,024.50	2.45%
965.78	2.45%	$1,024.50	2.45%	$1,024.50	2.45%
952.11	1.00%	$1,024.50	2.45%	$1,010.00	1.00%
942.68	0.00%	$1,024.50	2.45%	$1,000.00	0.00%
895.55	-5.00%	$1,024.50	2.45%	$950.00	-5.00%
848.41	-10.00%	$1,024.50	2.45%	$900.00	-10.00%
801.28	-15.00%	$1,024.50	2.45%	$850.00	-15.00%
754.14	-20.00%	$1,024.50	2.45%	$800.00	-20.00%
707.01	-25.00%	n/a	n/a	$750.00	-25.00%
659.88	-30.00%	n/a	n/a	$700.00	-30.00%
612.74	-35.00%	n/a	n/a	$650.00	-35.00%
565.61	-40.00%	n/a	n/a	$600.00	-40.00%
518.47	-45.00%	n/a	n/a	$550.00	-45.00%
471.34	-50.00%	n/a	n/a	$500.00	-50.00%
(1)	The hypothetical index return range is provided for illustrative purposes only. The actual index return may be below -50% and you therefore may lose up to 100% of your principal amount.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦	Risk of loss at maturity — The Notes do not guarantee any return of principal at maturity. The return on the Notes depends on (i) whether a knock-out event occurs and (ii) the direction of and percentage change in the final level of the underlying index relative to its initial level. If a knock-out event occurs, you will be fully exposed to any negative performance of the underlying index on the observation date and you may lose some or all of your principal. Specifically, in such case, you will lose 1% (or a fraction thereof) of your principal at maturity for each 1% (or a fraction thereof) that the index return is less than zero.
♦	The contingent repayment of principal applies only at maturity — The contingent repayment of your principal is only available if a knock-out event does not occur and if you hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if a knock-out event has not occurred. You should be willing to hold your Notes to maturity.
♦	Your growth potential is limited — The Notes do not offer full participation in any positive appreciation of the underlying index. The Notes allow for participation in any positive index return that exceeds the contingent minimum return only up to the predetermined maximum return of 2.45%. In no event will the return on your Notes be greater than the maximum return. Since the maximum payment amount on the Notes is capped, you will not accrue or benefit from a positive index return in excess of an amount equal to the predetermined maximum return. As a result, the return on an investment in the Notes may be less than the return on a hypothetical direct investment in the underlying index or index constituent stocks.
♦	You will not be entitled to any contingent minimum return if a knock-out event occurs — The Notes are subject to daily closing level monitoring. As a result, if a knock-out event occurs, you will not be entitled to receive the contingent minimum return of 2.45% on the Notes and you will be fully exposed at maturity to any depreciation in the underlying index. Under these circumstances, if the final level is less than the initial level, you will lose 1% of the principal amount of your investment for every 1% decrease in the final level as compared to the initial level. Under these circumstances, you may lose some or all of your investment at maturity and you will be fully exposed to any depreciation in level of the underlying index.
♦	No interest payments — UBS will not pay any interest with respect to the Notes.
♦	Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire initial investment.
♦	Market risk — The return on the Notes is directly linked to the performance of the underlying index and indirectly linked to the value of the stocks comprising the underlying index (“index constituent stocks”), and will depend on whether (i) a knock-out event has occurred and (ii) the extent to which the index return is positive. The levels of the underlying index can rise or fall sharply due to factors specific to the index constituent stocks, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. You will lose some or all of your principal amount if (i) a knock-out event occurs and (ii) the index return is negative.
♦	Owning the Notes is not the same as owning the index constituent stocks — Owning the Notes is not the same as owning the index constituent stocks. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the index constituent stocks would have.
♦	No assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the level of the underlying index will rise or fall. There can be no assurance that the level of the underlying index will rise above the initial level or that a knock-out event will not occur. The level of the underlying index will be influenced by complex and interrelated political, economic, financial and other factors that affect the index constituent stocks. You should be willing to accept the risks of owning equities in general and the index constituent stocks in particular, and the risk of losing some or all of your initial investment.
♦	The underlying index reflects price return, not total return — The return on your Notes is based on the performance of the underlying index, which reflects the changes in the market prices of the index constituent stocks. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the index constituent stocks. The return on your Notes will not include such a total return feature or dividend component. However, dividends paid by and changes in dividend policy by, issuers of index constituent stocks may affect the price of such stocks and, therefore, the level of the underlying index.

♦	Changes affecting the underlying index could have an adverse effect on the value of the Notes — The policies of Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, the sponsor of the underlying index (the “index sponsor”), concerning additions, deletions and substitutions of the index constituent stocks and the manner in which the index sponsor takes account of certain changes affecting those index constituent stocks may adversely affect the level of the underlying index. The policies of the index sponsor with respect to the calculation of the underlying index could also adversely affect the level of the underlying index. The index sponsor may discontinue or suspend calculation or dissemination of the underlying index. Any such actions could have an adverse effect on the value of the Notes.
♦	There are risks associated with mid-capitalization stocks — The Notes are linked to the underlying index and are subject to risks associated with mid-capitalization companies. The underlying index consists of stocks issued by companies with relatively mid-sized market capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the underlying index may be more volatile than that of indices that consist of stocks issued by large capitalization companies. Stock prices of mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of mid-capitalization companies may be thinly traded. In addition, mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Mid-capitalization companies are often given less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.
♦	UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests — UBS and its affiliates are not affiliated with the index sponsor and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the underlying index. The index sponsor is not involved in the Notes offering in any way and has no obligation to consider yourinterest as an owner of the Notes in taking any actions that might affect the market value of your Notes.
♦	The Notes are considered “hold to maturity” products. Generally there is no liquid market for the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS may make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the issue price and to the intrinsic value of the product; and as a result, you may suffer substantial losses.
♦	Price of Notes prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the level of the underlying index; the volatility of the underlying index; the dividends paid on the index constituent stocks; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political and regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on the secondary market price of the Notes — Generally, the price of the Notes in the secondary market is likely to be lower than the issue price to public since the issue price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the index constituent stocks and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index may adversely affect the performance and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the index constituent stocks or trading activities related to the underlying index or any index constituent stocks, which may present a conflict between the interests of UBS and you, as a holder of the Notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS. The calculation agent will determine the index return and the payment at maturity of the Notes based on the closing level of the underlying index on the observation date. The calculation agent can postpone the determination of the index return or the maturity date if a market disruption event occurs and is continuing on the observation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying index to which the Notes are linked.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “What Are the Tax Consequences of the Notes” beginning on page 10.

What Are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” beginning on page PS-34 of the product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Accordingly, the tax treatment of the Notes is uncertain. Pursuant to the terms of the Notes, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid derivative contract with respect to the underlying index. If your Notes are so treated, you should generally not accrue any income with respect to the Notes prior to sale, exchange or maturity of the Notes and you should generally recognize short-term capital gain or loss upon the sale, exchange or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-35 of the product supplement.

In 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) above should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-34 of the product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.

Under recently enacted legislation, individuals (and to the extent provided in future regulations, entities) that own “specified foreign financial assets” in excess of an applicable threshold may be required to file information with respect to such assets with their income tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

Specified Foreign Financial Assets — Under recently enacted legislation, individuals that own “specified foreign financial assets” in excess of certain thresholds may be required to file information with respect to such assets with their tax returns, especially if such individuals hold such assets outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

S&P MidCap 400® Index

We have derived all information regarding the S&P MidCap 400® Index (the “S&P 400 Index”) contained in this pricing supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”). Notwithstanding anything stated in the product supplement, we do not disclaim liability or responsibility for any information disclosed herein regarding the S&P 400 Index. However, UBS has not conducted any independent review or due diligence of any publicly available information with respect to the S&P 400 Index. S&P has no obligation to continue to publish the S&P 400 Index, and may discontinue publication of the S&P 400 Index at any time. The S&P 400 Index is determined, comprised and calculated by S&P without regard to the Notes.

Introduced in 1991, the S&P 400 Index is intended to provide a benchmark for performance measurement of the medium capitalization segment of the United States equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, ranging, as of June 29, 2012 from $380 million to $11.80 billion (adjusted). As of June 29, 2012, the aggregate market value of the 400 companies included in the S&P 400 Index represented approximately 7% of the aggregate market value of stocks included in the S&P’s Stock Guide Database of domestic common stocks traded in the United States, excluding American depositary receipts and shares of real estate investment trusts, limited partnerships and mutual funds. S&P chooses companies for inclusion in the S&P 400 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the United States equity market. Relevant criteria employed by S&P include U.S. company status, a market cap range between $850 million and $3.8 billion, financial viability, adequate liquidity and reasonable price, a public float of at least 50%, sector representation, and status as an operating company. Ten main groups of companies comprise the S&P 400 Index with the number of companies as of July 13, 2012 included in each group indicated in parentheses: Consumer Discretionary (63), Consumer Staples (14), Energy (23), Financials (82), Health Care (35), Industrials (69), Information Technology (66), Materials (28), Telecommunication Services (2) and Utilities (18). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 400 Index to achieve the objectives stated above.

The S&P 400 Index is maintained by the S&P Index Committee (the “S&P Index Committee”), a team of S&P’s economists and index analysts who meet on a regular basis. The calculation of the value of the S&P 400 Index, discussed below in further detail, is based on the relative value of the aggregate market value of specified classes of common stock of 400 mid-sized companies (the “S&P 400 Index Constituent Stocks”) as of a particular time compared to the aggregate average market value of the common stocks of 400 similar companies on the base date of July 28, 1991 (the “Base Date”). The S&P 400 Index Constituent Stocks are chosen for inclusion in the S&P 400 Index by the S&P 400 Index Committee with the goal of ensuring that the S&P 400 Index is an accurate measure of mid-sized companies, reflecting risk and return characteristics of the broader mid cap universe on an ongoing basis.

S&P calculates the S&P 400 Index by reference to the prices of the S&P 400 Index Constituent Stocks without taking account of the value of dividends paid on such stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the stocks that compose the S&P 400 Index and received the dividends paid on such stocks.

Stocks Included in the S&P 400 Index

Only common stock of operating companies, real estate investment trusts (excluding mortgage REITs) and business development companies are eligible for inclusion in the S&P 400 Index. The common stock of limited partnerships, master limited partnerships, OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, preferred shares, unit trusts, equity warrants, convertible bonds, investment trusts, ADRs, ADSs and MLP IT units are not eligible for inclusion in the S&P 400 Index. Further, for the common stock of a company to be eligible for inclusion in the S&P 400 Index it must meet all of the following additional criteria, as determined by the S&P 400 Index Committee in its sole discretion:

♦	Market Capitalization — Unadjusted market capitalization of US $1 billion to US $4.4 billion or more. The ranges are reviewed from time to time by the S&P 400 Index Committee to assure consistency with market conditions.
♦	Liquidity — Annual dollar value trade to float adjusted market capitalization should be 1.0 or greater, and the company should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date.
♦	Domicile — The company should be a United States company by meeting the following criteria: (A) file 10-K annual reports and should not be considered a foreign entity by the SEC, (B) the U.S. portion of fixed assets and revenues constitutes a plurality of the total, but need not exceed 50%. When these factors are in conflict, assets determine plurality. Revenue determines plurality when there is incomplete asset information, (C) the primary listing of the common stock is the NYSE (including NYSE Arca and NYSE MKT), the NASDAQ Global Select Market, the NASDAQ Select Market or the NASDAQ Capital Market and (D) a corporate governance structure consistent with U.S. practice. If criteria B is not met or is ambiguous, S&P Indices may still deem it a U.S. company for index purposes if its primary listing, headquarters and incorporation are all in the U.S. and/or a “domicile of convenience”.
♦	Public float – Public float of at least 50% of the stock.
♦	Sector Classification — Contribution to the sector balance maintenance of the S&P 400 Index.
♦	Financial Viability — Financial viability as generally measured for four consecutive quarters of positive as-reported earnings, where as-reported earnings are defined as GAAP Net Income excluding discontinued operations and extraordinary items.

♦	Treatment of Initial Public Offerings — Initial public offerings should be seasoned for at least six to twelve months.
♦	Eligible Securities — Eligible securities include all U.S. common equities listed on the NYSE (including NYSE Arca and NYSE MKT), the NASDAQ Global Select Market, the NASDAQ Select Market, and the NASDAQ Capital Market. Ineligible securities include limited partnerships, master limited partnerships, OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, preferred shares, unit trusts, equity warrants, convertible bonds, investment trusts, ADRs, ADSs and MLP IT units. Real estate investment trusts (excluding mortgage REITs) and business development companies (BDCs) are eligible for inclusion

Generally, only one class of common stock of any company is included in the S&P 400 Index. The stock price and total shares outstanding of common stock of a company included in the S&P 400 Index with more than one class of common stock outstanding is based on the most liquid class of common stock of that company as determined by S&P 400 Index Committee in its sole discretion.

Criteria for Removal from the S&P 400 Index

The common stock of a company may be removed from the S&P 400 Index when the S&P 400 Index Committee determines, in its sole discretion, that one of the following criteria is met:

♦	A company involved in a merger, acquisition or significant restructuring no longer meets the inclusion criteria, or
♦	A company substantially violates one more of the criteria for inclusion in the S&P 400 Index, as described above.

Computation of the S&P 400 Index

The calculation of the value of the S&P 400 Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of approximately 400 mid-sized companies as of a particular time as compared to the aggregate Market Value of the common stocks of approximately 400 similar companies on the Base Date. The “Market Value” of any S&P 400 Index Constituent Stock is the product of the market price per share times the number of the then outstanding shares of such S&P 400 Index Constituent Stock times an investable weight factor (“IWF”). An IWF is calculated for each S&P 400 Index Constituent Stock so that the number of shares outstanding is reduced to exclude certain closely held shares from the determination of the level of the S&P 400 Index.

The level of the S&P 400 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 400 Index reflects the total Market Value of all the S&P 400 Index Constituent Stocks relative to the Base Date. An indexed number is used to represent the results of this calculation in order make the value easier to work with and track over time. The actual total Market Value of the S&P 400 Index Constituent Stocks in the S&P 400 Index on the Base Date has been set equal to an indexed value of 100. In practice, the daily calculation of the S&P 400 Index is computed by dividing the total Market Value of the level of S&P 400 Index Constituent Stocks by a number called the “S&P Divisor”. By itself, the S&P Divisor is an arbitrary number. However, in the context of the calculation of the level of the S&P 400 Index, it is the only link to the original Base Date value of the S&P 400 Index. Continuity in the S&P 400 Index value is maintained by adjusting the S&P Divisor for certain events as described below.

Changes to the S&P 400 Index are made on an as-needed basis. There is no annual or semi-annual reconstitution. Rather changes in response to corporate actions and market developments can be made at any time.

An adjustment to the S&P Divisor is required when any change to any S&P 400 Index Constituent Stocks alters the total market value of the S&P 400 Index while holding stock prices constant. S&P Divisor adjustments are made “after the close” meaning that after the close of trading the closing prices are used to calculate the new S&P Divisor based on whatever changes are being made. The table below summarizes the types of maintenance adjustments which require a divisor adjustment:

Type of Corporate Action	Adjustment Factor
Company added/deleted	Net change in market value determines the S&P Divisor adjustment.
Spin-Off (Only if spun-off company added to S&P 400 Index and another company deleted from S&P 400 Index)	S&P Divisor adjustment reflects deletion of company from S&P 400 Index.
Special Dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend.
Rights Offering	Increase in market capitalization measured as the shares issued multiplied by the price paid.

Each of the corporate actions in the table above has the effect of altering the market value of an S&P 400 Index Constituent Stock and consequently the aggregate market value of the S&P 400 Index Constituent Stocks. In order that the level of the S&P 400 Index prior to such corporate action, not be affected by the change in market value of the S&P 400 Index Constituent Stocks, a new S&P Divisor is derived as follows:

♦	Market value of the S&P 400 Index Constituent Stocks after the corporate action / New S&P Divisor = Market Value of the S&P 400 Index Constituent Stocks prior to the corporate action.
♦	New S&P Divisor = Market value of the S&P 400 Index Constituent Stocks after the corporate action / Market Value of the S&P 400 Index Constituent Stocks prior to the corporate action.

In cases where there is no achievable market price for a stock being deleted, such stock may be removed from the S&P 400 Index at zero or minimal price at the discretion of the S&P 400 Index Committee, in recognition of the constraints faced by investors in trading bankrupt or suspended stocks.

A large part of the maintenance of the S&P 400 Index involves adjustments in response to changes in a company’s shares outstanding. The S&P 400 Index Committee follows a 5% rule. Generally, changes in a company’s shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more are made weekly. Changes of less than 5% of a company’s shares outstanding are accumulated and made quarterly on the third Friday of March, June, September and December, with the exception of an acquisition of another company in the S&P 400 Index which are made as reasonably as possible. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial by the S&P 400 Index Committee, a price adjustment and/or share increase may be implemented immediately.

Neither UBS nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the S&P 400 Index or any successor index. While S&P currently employs the above methodology to calculate the S&P 400 Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the amount payable at maturity to beneficial owners of the Notes. S&P does not guarantee the accuracy or the completeness of the S&P 400 Index or any data included in the S&P 400 Index. S&P assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the S&P 400 Index. S&P disclaims all responsibility for any errors or omissions in the calculation and dissemination of the S&P 400 Index or the manner in which the S&P 400 Index is applied in determining the amount payable at maturity.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus. Notwithstanding anything stated in the product supplement, we do not disclaim liability or responsibility for any information disclosed herein regarding the S&P 400 Index. However, UBS has not conducted any independent review or due diligence of any publicly available information with respect to the S&P 400 Index.

License Agreement

S&P and UBS have entered into a non-exclusive license agreement providing for the license to UBS, and certain of its affiliates, in exchange for a fee, of the right to use the S&P 400 Index, in connection with securities, including the Notes. The S&P 400 Index is owned and published by S&P.

The license agreement between S&P and UBS provides that the following language must be set forth in this Index supplement:

The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the S&P 400 Index to track general stock market performance. S&P’s only relationship to UBS is the licensing of certain trademarks and trade names of S&P and of the S&P 400 Index which is determined, composed and calculated by S&P without regard to UBS or the Notes. S&P has no obligation to take the needs of UBS or the owners of the Notes into consideration in determining, composing or calculating the S&P 400 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 400 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 400 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 400 INDEX OR ANY DATA INCLUDED THEREIN.

WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s,” “S&P,” “S&P 400,” “Standard & Poor’s 400” and “400” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by UBS. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

Historical Information

The following table sets forth the quarterly high and low closing levels for the S&P 400® Index, based on the daily closing level as reported by Bloomberg Professional® service (“Bloomberg”), without independent verification. UBS has not conducted any independent review or due diligence of publicly available information obtained from Bloomberg. The closing level of the S&P 400® Index on July 13, 2012 was 942.68. Past performance of the underlying index is not indicative of the future performance of the underlying index.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	847.56	744.89	779.51
4/1/2008	6/30/2008	897.27	797.80	818.99
7/1/2008	9/30/2008	824.99	698.21	727.29
10/1/2008	12/31/2008	718.88	417.12	538.28
1/2/2009	3/31/2009	559.37	404.62	489.00
4/1/2009	6/30/2009	598.71	494.45	578.14
7/1/2009	9/30/2009	706.30	546.53	691.02
10/1/2009	12/31/2009	739.71	659.15	726.67
1/4/2010	3/31/2010	799.95	692.52	789.90
4/1/2010	6/30/2010	849.82	711.73	711.73
7/1/2010	9/30/2010	802.10	700.16	802.10
10/1/2010	12/31/2010	913.20	795.50	907.25
1/3/2011	3/31/2011	989.05	909.76	989.05
4/1/2011	6/30/2011	1,015.26	929.57	978.64
7/1/2011	9/30/2011	1,011.65	775.07	781.26
10/3/2011	12/30/2011	912.99	744.98	879.16
1/3/2012	3/30/2012	1,005.22	885.52	994.30
4/2/2012	6/30/2012	1,001.65	891.32	941.64
7/2/2012*	7/13/2012*	959.13	928.40	942.68
*	As of the date of this pricing supplement, available information for the third calendar quarter of 2012 includes data for the period from July 2, 2012 through July 13, 2012. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the performance of the S&P 400® Index from January 3, 2000 through July 13, 2012, based on information from Bloomberg. The dotted line represents the level determined by reference to the knock-out buffer amount of 20% based upon the closing level on July 13, 2012. A knock-out event will occur if the closing level is below the initial level by more than the knock-out buffer amount on any trading day during the monitoring period. Past performance of the underlying index is not indicative of the future performance of the underlying index.

Supplemental Plan of Distribution

We have agreed to sell to JP Morgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates (the “Agents”) and the Agents have agreed to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this pricing supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agents intend to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this pricing supplement.

Each Agent may be deemed to be an “underwriter” within the Securities Act of 1933 (the “Securities Act”). We have agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act.